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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

            INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED
      PURSUANT TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(b)

                               (AMENDMENT NO. 1 )*


                                   AFLAC, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    001055102
             -------------------------------------------------------
                                 (CUSIP Number)


             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]      Rule 13d-1(b)

                  [ ]      Rule 13d-(c)

                  [ ]      Rule 13d-1(d)


-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 001055102                   13G                      PAGE 2 OF 5 PAGES
-------------------                                            -----------------
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

            OPPENHEIMER CAPITAL  (IRS NO. 13-3413767)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                                   5      SOLE VOTING POWER

                                          -0-
           NUMBER OF            ------------------------------------------------
            SHARES                 6      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       26,664,302
             EACH               ------------------------------------------------
           REPORTING               7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                         -0-
                                ------------------------------------------------
                                   8      SHARED DISPOSITIVE POWER

                                          26,664,302
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,664,302
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            10.0
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1            (a)      NAME OF ISSUER:
                           AFLAC, Inc.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           1932 Winnton Road
                           Columbus, GA 31999

ITEM 2            (a)      NAME OF PERSON FILING:
                           OPPENHEIMER CAPITAL

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                           Oppenheimer Tower, World Financial Center
                           New York, New York 10281

                  (c)      CITIZENSHIP:
                           Not Applicable.

                  (d)      TITLE OF CLASS OF SECURITIES:
                           Common Stock

                  (e)      CUSIP NUMBER:
                           001055102

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [ ] Broker or dealer registered under Section 15 of
                               the Exchange Act;

                  (b)      [ ] Bank as defined in Section 3(a)(6) of the
                               Exchange Act;

                  (c)      [ ] Insurance company as defined in Section 3(a)(19)
                               of the Act;

                  (d)      [ ] Investment company registered under Section 8 of
                               the Investment Company Act;

                  (e)      [X] Investment adviser registered under Section 203
                               of the Investment Advisors Act of 1940;

                  (f)      [ ] Employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(f);

                  (g)      [ ] Parent holding company or control person, in
                               accordance with 13d-1(b)(ii)(b);

                  (h)      [ ] Savings association as defined in Section 3(b) of
                               the Federal Deposit Insurance Act;

                  (i)      [ ] Church plan that is excluded from the definition
                               of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)      [ ] Group, in accordance with Rule13d-1(b)(1)(ii)(h).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4         OWNERSHIP.

               (a)   Amount beneficially owned:  26,664,302 **

               (b)   Percent of Class:   10.0

               (c)   Number of shares as to which such person has:

                    (i)   Sole power to vote or direct the vote:  -0-

                    (ii)  Shared power to vote:  26,664,302 **

                    (iii) Sole power to dispose or direct the disposition
                          of:  -0-

                    (iv) Shared power to dispose or direct the disposition of: 26,664,302**

----------------
** This report is being filed on behalf of Oppenheimer Capital, a Delaware general partnership and/or certain investment advisory clients or discretionary accounts relating to their collective beneficial ownership of shares of common stock of the Issuer. Oppenheimer Capital is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser Oppenheimer may be deemed to be the beneficial owner of the securities of the Issuer. Oppenheimer Capital has the sole power to dispose of the shares and to vote the shares under its written guidelines established by its Management Board.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON.

               Our clients have the right to receive or the power to direct the receipt of dividends or the profits from the sale of such securities. No one client owns more than five percent of the securities of the Issuer.

ITEM 7 IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8         IDENTIFICATION AND CLARIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10        CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   Date: February 9, 1999



                                                   /s/ THOMAS E. DUGGAN
                                                   -----------------------------
                                                   General Counsel and Secretary